UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                            UIL HOLDINGS CORPORATION
   -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
   -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902748102
   -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
   -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   ---
                                        Rule 13d-1(b)
                                   ---

                                   ---
                                    X   Rule 13d-1(c)
                                   ---

                                   ---
                                        Rule 13d-1(d)
                                   ---



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 902748102                                          PAGE 2 of  6 PAGES
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---------- ---------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           David T. Chase
---------- ---------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]
---------- ---------------------------------------------------------------------

  3        SEC USE ONLY
---------- ---------------------------------------------------------------------

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

---------- ---------------------------------------------------------------------

                            5     SOLE VOTING POWER

                                  0

    NUMBER OF               6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                   0
  OWNED BY EACH
    REPORTING               7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0

                            8     SHARED DISPOSITIVE POWER

                                  2,168,665
---------- ---------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,168,665
---------- ---------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [X]


---------- ---------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.8%
---------- ---------------------------------------------------------------------

12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
* See Instructions.



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CUSIP No. 902748102                                          PAGE 3 of  6 PAGES
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Item 1   (a).     Name of Issuer:
                  --------------

                  UIL Holdings Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  157 Church Street
                  New Haven, CT  06510

Item 2   (a).     Names of Persons Filing:
                  -----------------------

                  David T. Chase (the "reporting person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  c/o Chase Enterprises
                  225 Asylum Street
                  Hartford, Connecticut  06103

Item 2(c).        Citizenship.
                  ------------

                  United States


Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  common stock, no par value ("Common Stock")

Item 2(e).        CUSIP Number:
                  ------------

                  902748102

Item 3.           Not applicable.

Item 4.           Ownership.*
                  ---------

                  (a) Amount Beneficially Owned:  2,168,665 shares

                  (b) Percent of Class: 8.8%

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    0 shares

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CUSIP No. 902748102                                          PAGE 4 of  6 PAGES
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                           (ii)     Shared power to vote or to direct the vote:

                                    0 shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0 shares

                           (iv) Shared power to dispose or to direct the disposition of:

                                    2,168,665 shares

     * The reporting person may be deemed to beneficially own 2,168,665 shares of Common Stock (representing approximately 8.8% of the shares of Common Stock outstanding). The reporting person shares the power to direct the disposition of (i) 1,041,666 shares of Common Stock owned by RLC Investments LLC ("RLC Investments"), (ii) 375,000 shares of Common Stock owned by DTC Family Investments LLC ("DTC"), (iii) 131,666 shares of Common Stock owned by his daughter, Cheryl A. Chase, with Cheryl A. Chase (iv) 243,333 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries, with the Trust, and (v) 377,000 shares of Common Stock owned by his son, Arnold L. Chase, with Arnold L. Chase.

         This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of) any of the (i) 334 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Cheryl A. Chase as custodian for her children, (ii) 22,998 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Arnold L. Chase, of which 498 shares are owned by Arnold
L. Chase as custodian for his children and 22,500 shares may be purchased by Arnold L. Chase under options that are currently exercisable or will become exercisable within 60 days, (iii) 35,000 shares of Common Stock, or 0.14% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (iv) 55,000 shares of Common Stock, or 0.22% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (v) 44,166 shares of Common Stock, or 0.18% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

         This information is being provided because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

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CUSIP No. 902748102                                          PAGE 5 of  6 PAGES
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Item 5          Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent the class of securities, check the following [ ]

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.
                ---------------------------------------------------------------

                The reporting person has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him. The reporting person shares this power (i) with Cheryl A. Chase, with respect to 1,548,332 shares of Common Stock, (ii) with the Trust, with respect to 243,333 shares of Common Stock, and (iii) with Arnold L. Chase, with respect to 1,793,666 shares of Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7.         Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company.
                --------

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                ----------------------------------------------------------

                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                -------------------------------

                Not Applicable.

Item 10.        Certifications.
                --------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 902748102                                          PAGE 6 of  6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2007



                                           /s/ David T. Chase
                                           -----------------------------------
                                           David T. Chase